1776 Yorktown
Suite 550

Houston, TX 77056

May 14, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexalin Technology, Inc.

Application on Form RW for Request to Withdraw Registration Statement on Form S-3 Filed April 15, 2024

File No. 333-278702

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) of Regulation C of the Securities Act of 1933, as amended, 17 C.F.R. § 230.477 (the “Securities Act”), Nexalin Technology, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 filed with the Commission on April 15, 2024, File No. 333-278702, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the Company is not eligible to use Form S-3 at this time. The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this application for withdrawal, please contact the Company’s legal counsel, Martin S. Siegel, Esq. of Warshaw Burstein, LLP, at (212) 984-7741.

Very truly yours,

NEXALIN TECHNOLOGY, INC.

By:	/s/ Mark White
Name:	Mark White
Title:	Chief Executive Officer